February 23, 2010
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	Viad Corp Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Definitive Proxy Statement on Schedule 14A Filed April 3, 2009 File No. 001-11015
Ladies and Gentlemen:
On behalf of Viad Corp, a Delaware corporation (“Viad” or the “Company”), we transmit for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filings. In response to telephonic conversations with the Staff, we have revised our response to comment 2, which was filed with the SEC on February 4, 2010, to include the achievement level of each disclosed performance goal. The text of the Staff’s comment 2 and Viad’s revised response thereto are set forth below.
Definitive Proxy Statement on Schedule 14A
2. We note your response to prior comment five from our letter dated December 29, 2009 and your indication that you do not believe that disclosure of specific targets is material to an investor’s understanding of the plans, the Company’s compensation policies and decisions, or the named executive officers’ compensation. Please tell us why you believe that disclosing such amounts is not material to an investor’s understanding. We may have further comment. Refer to Instruction 2 to Item 402(b) of Regulation S-K Compliance and Question 118.02 and Response 217.11 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. In any event, please provide us with a sample of what your proposed disclosure will look like as revised.
Response:
We continue to believe that disclosure of specific targets is not material to an investor’s understanding of the compensation plans, the Company’s compensation policies and decisions, or the named executive officers’ compensation. We believe that disclosure of the frequency of payouts at various levels (together with payout amounts and percentage of achievement of target performance) is more indicative of the extent to which the plans actually serve a meaningful incentive purpose. We understand, however, that the SEC has taken a fairly firm position on the disclosure of performance targets. Consequently, in future filings Viad will disclose, in connection with its disclosure regarding the incentive compensation payout to a named executive officer of Viad, the historical financial target(s) of the performance goal(s) established for such incentive compensation plan. For illustrative purposes, the following table provides the specific targets relating to payments made under Viad’s annual, cash-based, pay-for-performance program, as discussed in the narrative of the Compensation Discussion & Analysis (“CD&A”) in the 2009 Proxy Statement on pages 14 - 15.

Securities and Exchange Commission
2008 Form 10-K and 2009 Proxy Statement
February 23, 2010

	2008 Annual Incentive Performance Goals, Weighting and Targets[1]
			Targeted Achievement Levels			Actual Results
	Performance	Weight	Threshold[2]	Target[2]	Maximum[2]	Amount	Weighting[3]
	Goal	%	($)	($)	($)	($)	(%)
Corporate[4]	IPS[7]	65%	2.17	2.25	2.32	2.59	113.8%
	OCF[7]	25%	61,300	64,100	66,000	61,558	13.7%
	Revenue	10%	1,098,000	1,127,000	1,156,000	1,125,685	9.8%

							137.3%

GES[5]	OI7	65%	56,500	58,000	59,000	58,447	86.8%
	OCF[7]	25%	50,800	52,400	54,000	53,380	36.5%
	Revenue	10%	808,000	829,000	850,000	820,530	8.0%
							131.3%

E/G6	OI7	65%	(1,500)	(1,000)	1,000	2,560	113.8%
	OCF[7]	25%	1,000	1,500	2,500	(1,791)	0.0%
	Revenue	10%	174,000	179,000	183,000	199,504	17.5%

							131.3%

[1]	All dollar amounts are shown in thousands (000), except Income Per Share.

[2]
Achievement at Threshold pays out at 50% of the performance goal’s weighting. Achievement at Target pays out at 100% of the performance goal’s weighting. Achievement at Maximum pays out at 175% of the performance goal’s weighting. Actual results are pro-rated based on where they fall along the continuum from the Threshold amount through the Maximum amount.

[3]	Percents are rounded to one-tenth of a percent. The column shows the weighted achievement level of each performance goal (see Footnote 1 above).

[4]	Includes P. Dykstra, E. Ingersoll, and S. Sayre.

[5]	Includes K. Rabbitt.

[6]	“E/G” is abbreviation of Exhibitgroup/Giltspur. Includes J. Jastrem.

[7]
“IPS” is an abbreviation for Income Per Share. “OCF” is an abbreviation for Operating Cash Flow. “OI” is an abbreviation for Operating Income. The performance goals of Income Per Share, Operating Cash Flow and Operating Income exclude unusual charges (such as impairment losses and restructuring charges), changes in accounting principles and effects of enacted tax laws resulting from major corporate tax reform legislation that were not contemplated, as well as unplanned acquisition activity (including deal costs, results of acquired companies and the related impact on interest income and/or interest expense) and special, one-time cash dividends. Operating Cash Flow is adjusted to exclude the effect of excess tax benefits on share-based compensation, restructuring payments and payments on any other Income Per Share achievement adjustments (after-tax) that impact cash flow.

In future filings, Viad will provide similar relevant types of information regarding the performance goals and targets for Viad’s long-term incentive plans. As explained in the CD&A in the 2009 Proxy Statement, the 2008 performance goals and targets used for grants of performance-based restricted stock were the same performance goals and targets as the 2008 annual incentive plan, as described in the table above.
As requested in the Staff’s comment letter dated January 21, 2010, the Company hereby acknowledges that it will comply with the Staff’s comments in its letters dated December 29, 2009 and January 21, 2010, in all future filings, as applicable.
The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved the comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.

Securities and Exchange Commission
2008 Form 10-K and 2009 Proxy Statement
February 23, 2010

If you have any questions regarding the foregoing responses or if any additional information is needed, please contact the undersigned Scott Sayre at telephone number (602) 207-5626 and fax number (602) 207-5602, or the undersigned Ellen Ingersoll at telephone number (602) 207-1051 and fax number (602) 207-2832.

Sincerely,
/s/ Scott E. Sayre
Scott E. Sayre
Vice President-General Counsel & Secretary

/s/ Ellen M. Ingersoll
Ellen M. Ingersoll
Chief Financial Officer

cc:	Paul B. Dykstra G. Michael Latta Deborah J. DePaoli Joseph P. Richardson, Squire, Sanders & Dempsey L.L.P. John C. Sizer, Deloitte & Touche LLP